EXHIBIT 1.02

Conflict Minerals Report of Nautilus, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Nautilus, Inc. for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended. Please refer to Rule 13p-1, Form SD and Securities and Exchange Commission Release No. 34-67716 for definitions to the terms used in this Report without definitions. Unless otherwise indicated, the terms “Company”, “Nautilus”, “we”, “us”, and “our” refer to Nautilus, Inc., a Washington corporation, together with its subsidiaries.

We determined that certain of our products manufactured during calendar 2013 contained conflict minerals, as the term is defined by Rule 13p-1, due to the presence of tin, tantalum and/or gold in certain electronics assemblies obtained from third-party component suppliers for use in our finished fitness products. In accordance with Rule 13p-1, we undertook due diligence to determine the status of the conflict minerals present in our products.

We are focused on developing and marketing consumer fitness equipment and related products. All of our finished products and product components are produced by third-party manufacturers, who are responsible for the sourcing of raw materials necessary to produce finished products or product components to our specifications. We are therefore several layers removed from the actual mining of conflict minerals. We do not purchase raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or any of the adjoining countries (the “Covered Countries”).

Our due diligence process included:

•	A review of the bill of materials of our products to identify the component parts which were likely to contain conflict minerals.

•	The compilation by our purchasing group of a list of manufacturers that provided the component parts which were likely to contain conflict minerals.

•	A supply-chain survey and/or inquiries of suppliers of components containing or potentially containing conflict minerals.

•	A review of publicly available information on suppliers’ websites regarding their corporate policies on conflict materials and steps or actions that have been or are being taken by the respective suppliers to address the use of conflict materials in the production of their products.

Following completion of the due diligence measures described above, we have been unable to obtain from our suppliers information sufficient to determine the geographic origin of the conflicts minerals included in our products, or whether such conflict minerals were from recycled or scrap sources.

In the next compliance period, we intend to implement steps to improve the information gathered from our due diligence to further mitigate the risk that conflict minerals necessary to the functionality of our products do not benefit armed groups. The steps will include, among others:

•	Augmenting our conflict minerals management systems, identifying and assessing risks in our supply chain, and developing a strategy to respond to any risks identified;

•	As we enter into contracts or purchase orders with suppliers, seeking verification from them that they will use reasonable means to ensure that conflict minerals included within products manufactured for us do not originate from the Covered Countries; and

•	Enhancing our communications with our suppliers on the subject of conflict minerals.